EXHIBIT-20

COLUMBIA/HCA HEALTHCARE CORPORATION           MEDICAL CARE AMERICA, INC.

Investor Contacts:                            Media/Investor Contact:
Victor L. Campbell     Lee A. Wood            Jonathan R. Bond
615/320-2053           502/572-2115           214/701-2200

Press Contact:
Lindy B. Richardson
502/572-2153


                 COLUMBIA/HCA HEALTHCARE CORPORATION
       AND MEDICAL CARE AMERICA, INC. ANNOUNCE PLANNED MERGER

      Louisville, KY and Dallas, TX, May 23, 1994 -- Columbia/HCA Healthcare Corporation (NYSE: COL) and Medical Care America, Inc. (NYSE:
MRX) today jointly announced the signing of a definitive agreement to merge in a tax free stock-for-stock transaction. The proposed merger would combine one of the nation's largest healthcare services providers with one of the nation's largest operators of outpatient surgery centers, enhancing Columbia/HCA's ability to deliver quality, comprehensive medical services efficiently through local market networks. Nearly 60% of the Medical Care America ("MCA") centers are located in existing Columbia/HCA metropolitan areas.

      Under the terms of the merger agreement, approved today by the boards of both companies, MCA shareholders would receive shares of Columbia/HCA common stock in an exchange ratio that values MCA common stock at $29 if the average price of Columbia/HCA stock is between $36 and $40; $29 to $30 if the average price of Columbia/HCA stock is greater than $40 and up to or equal to $44; $30 if the average price of Columbia/HCA stock is over $44; or a fixed ratio of 0.8056 shares of Columbia/HCA stock per share of MCA stock if the average price of Columbia/HCA stock is less than $36. The average price of Columbia/HCA stock will be determined over a 20-trading day period ending five days prior to the closing. Assuming the average price of the Columbia/HCA common stock is $39.75 for the measurement period, Columbia/HCA would issue approximately 21.6 million shares of common stock in the transaction, and there would be approximately 359.5 million shares of Columbia/HCA's common stock outstanding. It is anticipated that the proposed merger will be tax free to MCA shareholders and accounted for as a purchase.

      The proposed merger with MCA would add 96 surgery centers, which include 153 recovery beds and 504 operating rooms, to Columbia/HCA's 196 acute-care and specialty hospitals and related ancillary healthcare facilities.

      The companies expect to realize synergies as a result of the transaction from combined national purchasing contracts, access to capital, overhead reduction of duplicative functions and by sharing practice protocols. By leveraging economies of scale and increased efficiencies, the companies believe they can continue to reduce healthcare costs while maintaining quality patient care.

      Richard L. Scott, Columbia/HCA's Chief Executive Officer, noted that the benefits of the proposed merger between the two companies should be significant because of the complementary geographic locations of the facilities. "This combination enhances our ability to provide quality healthcare services in an efficient setting due to broad geographic coverage and combined cost efficiencies. The strong relationships that each company has developed with managed care and local physicians, combined with a decentralized management style, should enable Columbia/HCA to respond positively to changes in the healthcare environment. Through our past affiliations, we are convinced that Medical Care America is a logical partner for Columbia/HCA."

      "The proposed merger follows a successful period of working together in certain local markets to improve healthcare delivery," said Donald E. Steen, President and Chief Executive Officer of Medical Care America. "We believe that merging with Columbia/HCA will accelerate our joint accomplishments in our networks. Almost 60% of our surgery centers are in complementary markets with Columbia/HCA facilities. Each company has certain strengths it brings to the table, and the benefits should continue to develop as the networks are fully integrated."

      If the merger is consummated, it is expected that management and the Board of Directors of Columbia/HCA would remain unchanged, and that Columbia/HCA would continue its existing dividend policy of $0.03 per share per quarter.

      The transaction is conditioned upon approval by Medical Care America shareholders, who are expected to vote on the proposed transaction in the third quarter of 1994, approval under the Hart-Scott-Rodino Act, and other customary conditions.

      Donaldson, Lufkin and Jenrette is serving as financial advisor to Columbia/HCA. Dillon Read & Co. is serving in the same capacity to MCA and has rendered a fairness opinion to MCA's board of directors with respect to the proposed combination.


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